Item 77I- Terms of new or amended securities - For period Ended
11-30-2015
PNC Funds
At the June 4, 2015 Regular Meeting of the Board of Trustees, the Board approved the creation of a new share class of the PNC Government Money Market Fund (the "Fund"). The new share class is designated as Advisor Class Shares. A description of the Advisor Class Shares offered by the Fund is contained in the PNC Funds Prospectus Money Market Funds dated September 1, 2015 and the PNC Funds Statement of Additional Information dated September 29, 2014, as supplemented September 1, 2015, to add Advisor Class Shares, which was filed in the PNC Funds' Rule 485(b) filing on August 28, 2015.